Mail Stop 4561

August 21, 2007

Ms. Martha L. Long
Senior Vice President
Shelter Properties II-VI
55 Beattie Place
PO Box 1089
Greenville, SC   29602

> **Re: Shelter Properties II-VI**
> **Forms 10-KSB for the years ended December 31, 2006**
> **Filed March 23, 2007**
> **File No. 000-10256**
> **Filed March 20, 2007**
> **File No. 000-10260**
> **Filed March 23, 2007**
> **File No. 000-10884**
> **Filed March 23, 2007**
> **File No. 000-11574**
> **Filed March 16, 2007**
> **File No. 000-13261**

Dear Ms. Long:

We have completed our review of your Forms 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief